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[LETTERHEAD OF DELOITTE & TOUCHE]

February 13, 2003

Mr. Calixto Chaves
Chief Executive Officer
Rica Food Inc.
Heredia, Costa Rica

Dear Mr. Chaves:

Attached please find our response to the Form 8-K of Rica Foods, Inc. dated January 23, 2003.

We understand that you will be filing our response to the Securities and Exchange Commission.

Truly yours,

/s/ Oscar Castro M.
Oscar Castro M.
Partner

Cc.  Mr. Federico Vargas, Chairman of the Audit Committee
     Mr. David E. Wells, Hunton & Williams

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[LETTERHEAD OF DELOITTE & TOUCHE]

February 13, 2003

Securities and Exchange Commission
Mail Stop 11-3
450 5th Street, N.W.
Washington, D.C. 20549

Dear Sirs/Madams:

We have read the comments in Item 4 of Form 8-K of Rica Foods, Inc. (the "Company") dated January 23, 2003, and have the following comments:

First Paragraph:

We agree with the comment made in this paragraph, except for the date referenced therein should be January 23, 2003.

Second Paragraph:

We agree with the comment made in this paragraph.

Third Paragraph:

We have no basis to agree or disagree with the comment as to the Company's belief. However, as noted in the second paragraph, the client-auditor relationship between the Company and us has ceased.

Fourth Paragraph:

We agree with the comment made in this paragraph.

Fifth Paragraph:

The reference to January 13, 2002 in this paragraph should be to January 13, 2003. Otherwise we do not have a basis to agree or disagree with the comment made in this paragraph. For purpose of clarity, on December 16, 2002, the Company had provided us a draft of its Form 10-K for the year ended September 30, 2002, which document we were in the process of reviewing prior to the termination of our client-auditor relationship.

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Securities and Exchange Commission
Page 2

Sixth Paragraph:

We have no basis to agree or disagree with the approximate time of day on January 13, 2003 that the Company filed its Form 10-K. Otherwise, we agree with the comments made in this paragraph that the financial statements included in the Form 10-K contained a number of errors, which for purposes of clarity, we believed are material errors.

Seventh Paragraph:

We have no basis to agree or disagree with the comments made in this paragraph. However, we confirm that we had communicated to the Company's Chief Financial Officer ("CFO") prior to the Company's filing of its Form 10-K on January 13, 2003 that the Company's financial statements included therein contained material errors. Such errors did include the inappropriate classifications as described. We also note that we disagree with the characterization as "Non-Preferred Classifications". We had informed the CFO that the classifications were in error.

Eighth Paragraph:

We have no basis to agree or disagree with the comments made in this paragraph. However, we do not believe there were specific changes to the "audit report" that had been requested, rather we had indicated that all changes to the financial statements were required to be made prior to the Company filing its Form 10-K.

Ninth Paragraph:

We agree with the comment made in the first sentence of this paragraph and confirm that such independent auditors report purportedly signed by Deloitte & Touche S.A. was not issued as discussed in the thirteenth paragraph.

We have no basis to agree or disagree with the comments made in the second and third sentences of this paragraph. However, for purposes of clarity, we did indicate to the CFO that once the Company had completed and was prepared to issue a corrected set of financial statements, that we believed we would be in a position to issue an audit report on the correct financial statements.

Tenth Paragraph:

We agree with the comment made in the first sentence of this paragraph. We have no basis to agree or disagree with the comments made in the second and third sentences of this paragraph. For purposes of clarity, we received a letter dated January 17, 2003 from the Company, a copy of which is appended hereto.

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Securities and Exchange Commission
Page 3

Eleventh Paragraph:

We agree with the comment made in the first sentence of this paragraph.

With respect to the second sentence of this paragraph, for purposes of clarity, we issued and delivered a letter to Mr. Vargas on January 16, 2003, which letter is referenced in paragraphs thirteen through sixteen.

We disagree with the comment made in the third sentence of this paragraph. We note that the purpose of our communications on January 16, 2003 was to request the Company to take appropriate action by filing a Form 8-K with the SEC. Any future considerations or actions by us would be a result of the Company's response to our January 16, 2003 request.

For purposes of additional clarity, we had also met with Mr. Vargas the morning of January 16, 2003 to discuss our review process for an amended Form 10-K, if filed, and our concerns resulting from the Company's Form 10-K filing on January 13, 2003.

Twelfth through Sixteenth Paragraphs:

We agree with the comments made in these paragraphs.

Seventeenth Paragraph:

We have no basis to agree or disagree with the comment made in this paragraph.

Eighteenth Paragraph:

We have no basis to agree or disagree with the comment made in this paragraph as it relates to the Board, Audit Committee and Executive Officers. We agree with the comment made in this paragraph that we do not prepare the Company's financial statements and did not issue or provide any consent to the inclusion of an audit report by us in the Form 10-K filed by the Company. We had informed management of the Company that we would be prepared to consent to including our audit report on financial statements adjusted to include the corrections proposed by us prior to the filing. We did not provide any consent on the erroneous financial statements included in the Company's Form 10-K filed on January 13, 2003.

Nineteenth Paragraph:

We have no basis to agree or disagree with the comment made in the first sentence of this paragraph. We agree with the comment made in the second sentence of this paragraph.

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Securities and Exchange Commission
Page 4

We have no basis to agree or disagree with the comment made in the third sentence of this paragraph as it relates to the belief of the Board and Audit Committee. See the thirteenth through sixteenth paragraph for purposes of clarity regarding the audit report purportedly signed and issued by us on the financial statements included in the Company's Form 10-K that was filed on January 13, 2003. Additionally, for purposes of clarity and completeness, we communicated to the CFO, prior to the filing of the Company's Form 10-K, that the Company needed to correct the financial statements to be filed. We believed we would be in a position to issue an audit report on the corrected financial statements.

Twentieth Paragraph:

We have no basis to agree or disagree with the comment made in the first sentence of this paragraph as it relates to the Board and Audit Committee. However, we do agree that the Company had filed a Form 10-K (which Form 10-K contained financial statements that contained material errors), that the Company had not received a signed audit report from us and needed to inform all recipients of those matters discussed in the fourteenth paragraph.

We have no basis to agree or disagree with the comment made in the second sentence of this paragraph as it relates to the concerns of the Board and Audit Committee.

As for the comment made in the third sentence of this paragraph, we had informed the Company that our evaluation and review of accounting matters were in process. Otherwise, we have no basis to agree or disagree with the comment in the third sentence of this paragraph.

Twenty-First Paragraph:

We agree with the comment made in the first sentence of this paragraph regarding a letter sent to Deloitte & Touche S.A. For purposes of clarity and completeness, a copy of the letter received by us is appended hereto. Otherwise, we have no basis to agree or disagree with the comment in the first and second sentence of this paragraph.

Twenty-Second Paragraph:

We agree with the comment made in this paragraph.

Twenty-Third Paragraph:

We have no basis to agree or disagree with the comment made in this paragraph as it relates to the Company's suspicions. We disagree with the comment that Mr. Castro repeatedly refused to discuss the Company's proposal as he had discussed these matters with the Company and confirmed our written request of January 16, 2003 that the Company file a Form 8-K addressing those matters discussed in the fourteenth paragraph.

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Securities and Exchange Commission
Page 5

Twenty Fourth Paragraph:

We have no basis to agree or disagree with the comments made in the first and second sentences of this paragraph. However, we believe that the errors contained in the financial statements filed in the Company's Form 10-K would have had the effect of requiring us to make reference to such non-compliance with accounting principles generally accepted in the United States of America in our audit report.

We agree with the comment made in the third sentence of this paragraph regarding the discussions with Mr. Castro. We have no basis to agree or disagree with the remainder of the sentence.

Twenty-Fifth through Thirty-Second Paragraphs:

We agree with the comments made in these paragraphs as to the facts that we provided the Company with the draft detailed in paragraphs 26 through 28 and we got the draft from the Company described in paragraphs 30 through 32.

Thirty-Third Paragraph:

We have no basis to agree or disagree with the comments of this paragraph. We note that we had informed the Company prior to its filing of the Form 10-K on January 13, 2003 that its financial statements included in its Form 10-K contained material errors and that the Company should correct those financial statements to be included in the Form 10-K. Further, we note that we informed the Company that it should file a Form 8-K to state those matters discussed in the fourteenth paragraph.

Thirty-Fourth Paragraph:

We have no basic to agree or disagree with the comment made in this paragraph as it relates to the Company's reiteration of its concerns. Otherwise, we agree with the comment made in this paragraph.

Thirty-Fifth through Fortieth Paragraphs:

We agree with the comments made in these paragraphs.

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Securities and Exchange Commission
Page 6

Forty-First Paragraph:

We have no basis to agree or disagree with the comments made in this paragraph as it relates to the Company's beliefs. We note that we had contained working with the Company in the review of its draft Form 10-K/A and had informed the Company on January 20, 2003 that we had not completed that review. We also reiterated our request that a Form 8-K should be filed to address our concerns previously communicated in our letter dated January 16, 2003.

Forty-Second through Forty-Fifth Paragraphs:

We agree that the Company filed a Form 8-K as set forth in these paragraphs.

Forty-Sixth Paragraph:

With respect to the first sentence, the phone call was initiated at the request of the outside counsel of the Company. With respect to the second sentence, we disagree with the phrase "Deloitte & Touche's inability to trust management of the Company and", as this statement was never made. To provide clarity and completeness, in the phone conversation we also discussed that our consideration of the client-auditor relationship began as a result of the Company's filing of its Form 10-K on January 13, 2003, which included financial statements containing material errors and an audit report purportedly signed and issued by us. Our consideration of the relationship was further impacted by the Company's Form 8-K filing on January 21, 2003, with wording related to Deloitte & Touche S.A. that differed from our requests.

Forty-Seventh through Fiftieth Paragraphs:

We agree with the comments made in these paragraphs.

Fifty-First Paragraph:

We have no basis to agree or disagree with the comments in this paragraph as it relates to the Company's beliefs. For purposes of clarity, we note that the date in the first sentence of this paragraph should be January 22, 2003. Additionally, we reiterate that we had specifically told the CFO that the financial statements that were included in the filed Form 10-K contained material errors and that the Company should correct all errors included therein before filing its Form 10-K on January 13, 2003. Further, we reiterate that Deloitte & Touche S.A. had not and have not issued any audit report on any financial statements of the Company for any period.

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Securities and Exchange Commission
Page 7

Fifty-Second Paragraph:

We have no basis to agree or disagree with the comment in the paragraph as it relates to the beliefs of the Board and Audit Committee. However, we had communicated to the CFO, prior to the Company's filing of its Form 10-K, that the financial statements included therein contained material errors.

Fifth-Third Paragraph:

We have no basis to agree or disagree with the comment of this paragraph. However, we believe the errors contained in the financial statements filed in the Form 10-K would have had the effect of requiring us to make a reference to such non-compliance with accounting principles generally accepted in the United States of America in our audit report.

Fifty-Fourth and Fifty-Fifth Paragraphs:

We have no basis to agree or disagree with the comments made in these paragraphs.

Please see the attachment to this document.

Yours truly,

/s/ Oscar Castro M.
Oscar Castro M.
Partner

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        [LOGO]

RICA FOODS, INC.
        Amex-RCF
January 17, 2003


VIA FACSIMILE AND REGULAR MAIL

Oscar Castro
Deloitte & Touche y Co.
Apartado Postal 10296-1000
San Jose, Costa Rica

     Re:   Rica Foods, Inc. (the "Company") - Deloitte & Touche Auditor Report

Dear Oscar:

We are in receipt of Deloitte & Touche's ("DT") letter dated January 16, 2003 to the Members of the Audit Committee and Board of Directors of the Company.

We believe our understanding of the circumstances surrounding the filing may be different than yours; nonetheless, we believe the Company and DT should work together to make the "best" financial information available to the investing public as soon as possible.

Subject to the Company's receipt of a signed audit report from DT, the Company is currently hoping to file an amended Form 10-K (the "Amendment") on Monday or Tuesday of next week. Assuming the Amendment is filed at such time, the Company currently believes it may be more appropriate to identify "errors" with respect to the Form 10-K in the Amendment, rather than attempting to describe any potential "errors" in a Form 8-K. The Company believes that, relative to a Form 8-K, the Amendment will be able to provide an investor far more comprehensive, detailed and balanced information regarding any "errors" in the Form 10-K.

Please let us know if you believe there is a more advisable course of action.

                                Regards,

                                /s/ Calixto Chaves

                                Calixto Chaves
                                Chairman of
                                Rica Foods, Inc.